Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018

February 23, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell and Daniel Morris

Re:	C3is Inc.
Registration Statement on Form F-1
Filed February 5, 2024
File No. 333-276868

Dear Gentlemen:

This letter is submitted on behalf of C3is Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 filed on February 5, 2024 (the “Registration Statement”), as set forth in the Staff’s letter, dated February 22, 2024, addressed to Dr. Diamantis Andriotis (the “Comment Letter”). The Company is concurrently publicly filing the Amendment No. 1 to the Registration Statement on Form F-1 (the “Amendment No. 1”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter. Unless otherwise indicated, page reference in the descriptions of the Staff’s comment refer to the Registration Statement, and page reference in the response refer to the Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment No. 1.

Registration Statement on Form F-1

Risk Factors

Risks Related to our Common Shares, page 52

1.

We note your disclosure on page 54 that you received notice that you were not in compliance with Nasdaq Listing Rule 5550(a)(2) and in order to regain compliance, would need to maintain a minimum closing bid price of at least $1.00 per share for a minimum of 10 consecutive trading days prior to February 20, 2024. Please update your disclosure to describe your discussions with Nasdaq and clarify whether you were able to satisfy the compliance minimums. If you were not, please disclose the next steps you intend to take in order to meet applicable listing requirements.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 54 of Amendment No. 1 in response to the Staff’s comment to reflect the receipt of an additional 180-day compliance period from Nasdaq, extending until August 19, 2024.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 459-7257.

Sincerely,
Enclosures	/s/ Finn Murphy
Finn Murphy, Esq.

cc:	Dr. Diamantis Andriotis, C3is Inc.

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